FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 2, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Consolidated Results of Operations

Consolidated Results of Operations

First quarter, year ending March 2014

(US GAAP)

Nomura Holdings, Inc.

July 2013 © Nomura

Outline

Presentation

Executive summary (p. 3) Overview of results (p. 4) Business segment results (p. 5) Retail (p. 6-7)

Asset Management (p. 8-9) Wholesale (p. 10-12)

Non-interest expenses (p. 13) Robust financial position (p. 14) Funding and liquidity (p. 15)

Financial Supplement

Consolidated balance sheet (p. 17) Value at risk (p. 18)

Consolidated financial highlights (p. 19) Consolidated income (p. 20)

Main revenue items (p. 21)

Consolidated results: Income (loss) before income taxes by segment and region (p. 22)

Segment “Other” (p. 23)

Retail related data (p. 24-28)

Asset Management related data (p. 29-30)

Wholesale related data (p. 31-32)

Number of employees (p. 33)

2

Executive summary

Firm-wide highlights

Solid firm-wide performance: Higher revenues and income YoY as Retail drove strong contribution from Japan businesses

Net revenue and income before income taxes declined QoQ due to the non-recurrence of one-off gain (Y50.1bn)1 booked in the previous quarter on the secondary offering of Nomura Real Estate Holdings

(“NREH”) shares and the deconsolidation of NREH

– Net revenue: Y431.3bn (-34% QoQ; +17% YoY)

– Income before income taxes: Y113.2bn (-33% QoQ; 5.8x YoY)

– Net income2 : Y65.9bn (-20% QoQ; 34.8x YoY)

– ROE: 11.3% (FY12/13 4Q ROE: 14.8%;

FY12/13 1Q ROE: 0.4%)

Three business segment highlights

Three business segment total revenues and income up QoQ; Income before income taxes at highest level since quarter ended June 2007

– Net revenue: Y381.1bn (+8% QoQ; +72% YoY)

– Income before income taxes: Y113.0bn (+17% QoQ; 12.5x YoY)

Retail

Net revenue: Y166.3bn (+20% QoQ); Income before income taxes: Y81.1bn (+42% QoQ)

Strong demand for equity related products on back of market rally in April and May

Asset Management

Net revenue: Y20.2bn (+10% QoQ); Income before income taxes: Y6.7bn (+71% QoQ) Buoyant market and inflows into investment trust and investment advisory businesses led to increase in assets under management

Wholesale

Net revenue: Y194.6bn (-1% QoQ); Income before income taxes: Y25.2bn (-29% QoQ) Slowdown in Fixed Income offset by Equities and Investment Banking

Expenses increased due to yen depreciation, a rise in commissions and floor brokerage on growth in transactions, and full career retirement3 related expenses

Income before income taxes

Firm-wide 169.7 (billions of yen)

One-off gain on secondary

offering of Nomura Real 113.2

Estate Holdings

shares(Y50.1bn)

35.4

19.7 13.0

Three business segments

+17% 113.0

Wholesale 96.8

Asset Management

Retail 71.9

9.0 15.7

FY2012/13 FY2013/14

1Q 2Q 3Q 4Q 1Q

Capital gain on NREH stock offering: Y11.6bn; Unrealized gain on remaining stake: Y38.5bn

. (2) net income attributable to Nomura Holdings shareholders.

All new deferred awards granted in May 2013 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2013/14 FY2012/13 FY2012/13

QoQ YoY

1Q 4Q 1Q

Net revenue 431.3 653.6 -34% 369.3 +17%

Non-interest expenses 318.1 483.9 -34% 349.6 -9%

Income before income taxes 113.2 169.7 -33% 19.7 5.8x

Net income1 65.9 82.4 -20% 1.9 34.8x

EPS2 17.24 yen 21.55 yen -20% 0.5 yen 34.5x

ROE3 11.3% 14.8% 0.4%

(1) Net income attributable to Nomura Holdings shareholders.

(2) Diluted net income attributable to Nomura Holdings shareholders per share.

(3) Calculated using annualized net income for each period.

Business segment results

Net revenue and income before income taxes

FY2013/14 FY2012/13 FY2012/13

(billions of yen) QoQ YoY

1Q 4Q 1Q

Net Retail 166.3 138.7 +20% 82.7 +101%

revenue Asset Management 20.2 18.3 +10% 16.4 +23%

Wholesale 194.6 196.9 -1% 121.9 +60%

Segment total 381.1 354.0 +8% 221.0 +72%

Other 43.0 276.9 -84% 154.6 -72%

Unrealized gain (loss) on investments in

equity securities held for operating purposes 7.2 22.8 -69% -6.3 —

Net revenue 431.3 653.6 -34% 369.3 +17%

Income Retail ? 81.1 57.2 +42% 12.2 6.7x

before

income Asset Management ? 6.7 3.9 +71% 5.4 +25%

taxes Wholesale ? 25.2 35.7 -29% -8.6 —

Segment total 113.0 96.8 +17% 9.0 12.5x

Other ?、? -7.0 50.1 — 17.0 —

Unrealized gain (loss) on investments in

equity securities held for operating purposes 7.2 22.8 -69% -6.3 —

Income before income taxes 113.2 169.7 -33% 19.7 5.8x

Additional information on 1Q income before income taxes:

Full career retirement related expenses (Approx. Y9.0bn) 1 ??? ?

Gain from changes to own and counterparty credit spreads (Y5.9bn) ??? ?

(1) All new deferred awards granted in May 2013 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

Retail

Net revenue and income before income taxes

(billions of yen)

FY2012/13 FY13/14

QoQ YoY

1Q 2Q 3Q 4Q 1Q

Net revenue 82.7 80.8 95.7 138.7 166.3 +20% +101%

Non-interest expenses 70.5 69.8 75.4 81.5 85.2 +5% +21%

Income before income taxes 12.2 11.0 20.3 57.2 81.1 +42% 6.7x

Retail client assets

(trillions of yen)

83.8 87.7

73.6

68.2 67.3

FY2012/13 FY2013/14

Jun Sep Dec Mar Jun

Key points

Net revenue: Y166.3bn (+20% QoQ; +101% YoY)

Income before income taxes: Y81.1bn (+42% QoQ; 6.7x YoY)

Net revenue and income before income taxes both at highest level since fiscal year ended March 2002

– Total sales of approx. Y7trn

– Strong demand for equity related products on back of market rally in

April and May

– Delivered timely products in line with client needs throughout the quarter

– Contained increases in costs to book significantly higher income before income taxes

Client franchise

– Retail client assets Y87.7trn

– Accounts with balance 5.07m

– Net asset inflows Y188.1bn

Recurring revenue Y13.8bn

Investment trust net inflows Y262.1bn

Sales of main investment trusts

– Nomura Japan Brand Stock Fund Y433.7bn

– Nomura Japan High Dividend Stock Premium Fund Y211.1bn

– Nomura Deutsche High Dividend Infrastructure

Related Stock Fund Y132.9bn

– JPM The Japan Y108.0bn

Other sales

– IPOs and public offerings Y242.0bn

– Retail bonds (total)1 Y618.7bn

(of which) foreign bonds Y373.3bn

(1)	Retail channel only.
6

Retail: Strong demand for equity related products on market rally

Total sales

(billions of yen) Stocks Bonds Investment trusts Others

7,000

6,000

5,000

4,000

3,000

2,000

1,000

0

FY2012/13 FY2013/14

1Q 2Q 3Q 4Q 1Q

Net asset inflows 1 and investment trust net inflows2

(billions of yen)

Net asset inflow (lhs) Investment trust net inflows (rhs)

800 262 300

647 218

600

360

400 107 150

73 188

200 96 38

0 0

-10

-200

FY2012/13 FY2013/14

1Q 2Q 3Q 4Q 1Q

Total sales increased 41% QoQ driven by equity and investment trust products

Equities: Total sales up 71% QoQ

– Total sales of Y4trn at highest level since 2008

– Robust secondary business and large primary offering contributed to revenues

Investment trusts: Total sales up 19% QoQ

– Solid sales of existing Japan stock related investment trusts

– Recurring revenue up 12% QoQ driven by investment trust net inflows and buoyant market

Bonds: Total sales up 4% QoQ

– Robust sales of foreign bonds (Mexican peso, Brazilian real,

Australian dollar, etc.)

– Strong sales of large corporate bond issuances for retail investors

Recurring revenue: Expanding faster than planned3

(billions of yen)

Recurring revenue (lhs) Recurring revenue (annualized)(rhs)

55.1 60.0

49.1

50.0

41.5 41.5 42.4

40.0

Plan3

10.0 12.3 13.8

10.4 10.4 10.6

0.0

FY2012/13 FY2013/14

1Q 2Q 3Q 4Q 1Q

FY2012/13 total: Y43.6bn 7

(1) Net asset inflows = Asset inflows – asset outflows . Retail client assets exclude portion from regional financial institutions.

(2)	Retail channel only.
(3)	Planned progress to meet FY2015/16 recurring revenue target of Y69.6bn.
7

Asset Management

Net revenue and income before income taxes

(billions of yen)

FY2012/13 FY13/14

QoQ YoY

1Q 2Q 3Q 4Q 1Q

Net revenue 16.4 15.4 18.8 18.3 20.2 +10% +23%

Non-interest expenses 11.0 10.9 11.5 14.4 13.5 -6% +22%

Income before income taxes 5.4 4.6 7.3 3.9 6.7 +71% +25%

Assets under management

(trillions of yen) AuM (gross)1 AuM (net)2

36.1 36.8

32.7

30.1 29.6

27.9 29.1

23.3 22.7 25.1

FY2012/13 FY2013/14

Jun Sep Dec Mar Jun

Key points

Net revenue: Y20.2bn (+10% QoQ; +23% YoY)

Income before income taxes: Y6.7bn (+71% QoQ; +25% YoY)

- Highest revenues since quarter ended March 2008 driven by growth in assets under management and dividend income

- Income before income taxes at high level despite booking full career retirement related expenses3

Investment trust business

Nomura Securities channel

- Continued inflows into Japan stock and high dividend stock investment trusts

1Q fund inflows

Nomura Japan Brand Stock Fund: Y366.3bn

Nomura Japan High Dividend Stock Premium Fund: Y166.4bn

Nomura Deutsche High Dividend Infrastructure

Related Stock Fund: Y94.5bn

Bank channel

- Launched a new fund that uses a new investment entity (MLP4) focuses on US shale gas and oil

US Energy Revolution Related Fund (launched May 21): Y56.9bn

Investment advisory business

Assets under management increased by Y800bn on strong inflows (Y349bn)

- Japan: Won large mandate for domestic bonds from public pension fund

- International: Accurately ascertained investor needs to win mandates

(Japan equities, Asia equities, global equities, others) from Asian pension fund and Middle Eastern sovereign wealth fund

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. (2) Net after deducting duplications from assets under management (gross).

(3) All new deferred awards granted in May 2013 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

(4) Master limited partnerships are joint investment entities listed on a US securities exchange (NYSE, Nasdaq, etc.) that invest in energy related businesses.

8

Asset Management: Solid quarter for both investment trust and investment advisory businesses

Assets under management (gross)1 by business

(trillions of yen) Investment trust business Investment advisory business

40.0 36.1 36.8

32.7

30.1 29.6

30.0 9.6 10.4

8.7

8.6 7.8

20.0

26.5 26.4

10.0 21.5 21.7 24.0

0.0

FY2012/13 FY2013/14

Jun Sep Dec Mar Jun

Investment trust business flow of funds2

(billions of yen) Investment trust business (excl. ETFs) ETFs

500 464

406

400 307

300 241

200 138

100 70 48 66

17

0

-100

-200 -114

FY2012/13 FY2013/14

1Q 2Q 3Q 4Q 1Q

Nomura Asset Management share of public investment trust

market3

23.0% 22.4% 22.5%

22.2% 22.1% 22.3%

22.0%

21.0%

20.0%

19.0%

FY2012/13 FY2013/14

Jun Sep Dec Mar Jun

Awards

Won nine awards at R&I Fund Award 20134 representing highest number of awards out of all recipients

– Most outstanding fund award

1. J-REIT Open (Investment Trust: Domestic REIT), won for 6th straight year

2. High Yield Bond Open B Course/D Course (Investment trust: High yield bond)

– Outstanding fund award

1. Global REIT Open (Investment trust: Foreign REIT)

2. High Yield Corporate Bond Open (monthly distributions) (Investment trust:

High yield bond)

3. Nomura World High Dividend Stock Fund (DC plans: Foreign equities)

and three other funds for total of six outstanding fund awards

– Japan Stock Advanced Alpha (DC plans: Domestic equities core)

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

(2)	Based on assets under management (net).
(3)	Source: The Investment Trusts Association, Japan.
(4)	See disclaimer for cautionary note on R&I Fund Award.

Wholesale

Net revenue and income (loss) before income taxes

(billions of yen)

FY2012/13 FY13/14

QoQ YoY

1Q 2Q 3Q 4Q 1Q

Global Markets 108.6 120.7 158.0 173.1 165.3 -4% +52%

Investment Banking 13.3 16.4 30.9 23.8 29.3 +23% +120%

Net revenue 121.9 137.1 189.0 196.9 194.6 -1% +60%

Non-interest expenses 130.4 136.9 144.6 161.3 169.4 +5% +30%

Income (loss) before income -8.6 0.2 44.4 35.7 25.2 -29% -

taxes

Net revenue by region

(billions of yen)

200.0

26.0 21.8 20.1

150.0 50.5 41.1

15.0 58.9 AEJ

15.4 44.7 Americas

100.0 15.4 45.0 41.2

335.3555.5 EMEA

72.5 Japan

50.0 41.0 44.3 83.4 88.7

30.1 32.8 31.5

0.0

FY2012/13 FY2013/14

1Q 2Q 3Q 4Q 1Q

Key points

Net revenue: Y194.6bn (-1% QoQ; +60% YoY)

Income before income taxes: Y25.2bn (-29% QoQ)

– Revenues in line with previous quarter driven by Japan

Equities and Investment Banking reported higher revenues on the back of improved market conditions and increased revenue opportunities

Fixed Income slowdown primarily from Rates and Securitized Products

– Expenses increased due to yen depreciation, a rise in commissions and floor brokerage on growth in transactions, and full career retirement1 related expenses

Regional performance (net revenue, QoQ)

Japan (Y88.7bn, +6%)

– Marked increase in Investment Banking revenues on multiple ECM/DCM mandates

– Equities had a robust quarter on both Cash and Derivatives

EMEA (Y44.7bn, +9%)

– Rates, Credit, and Equity Derivatives all reported higher revenues

– Investment Banking revenues mainly driven by ECM, Leveraged Finance and Solution businesses

Americas (Y41.1bn, -19%)

– In Fixed Income, higher volatility led to a slowdown in Rates and

Securitized Products

– Improved performance in Derivatives and growth in Cash Equities;

Continued progress in integration of execution platforms

AEJ (Y20.1bn, -8%)

– Robust performance in FX business, slowdown in Equity Derivatives

(1) All new deferred awards granted in May 2013 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

Wholesale: Global Markets

Net revenue1

(billions of yen)

Equities 173.1 165.3 QoQ

Fixed Income 158.0 -4%

120.7 41.9 59.9 YoY

67.8

108.6 +52%

32.7

38.3

116.2 113.2

70.3 88.0 97.6

FY2012/13 FY2013/14

1Q 2Q 3Q 4Q 1Q

Key points

Global Markets

Net revenue: Y165.3bn (-4% QoQ; +52% YoY)

– Resilient revenues despite heightened volatility in the market

– Client revenues increased driven by growth across all regions (+20% QoQ; +52% YoY) Fixed Income Net revenue: Y97.6bn (-14% QoQ; +39% YoY)

– Challenging market environment in flow products especially in Rates led to

QoQ revenue decline

Equities

Net revenue: Y67.8bn (+13% QoQ; +77% YoY)

– Japan continued to drive revenues while EMEA and US derivatives business improved

FY2013/14 1Q net revenue by region

YoY QoQ

Global Global Markets

Markets Fixed Equities

Income

AEJ

Americas

EMEA

Japan

0% ~ ±5% ±5% ~ ±15% ±15% ~

US Equities: Revenues increased on integration of execution platforms

Japan Equities: Resilient performance in Cash and Derivatives

AEJ Fixed Income: Strong performance in emerging markets products, rise in cross-border client flows related to Japan

US Fixed Income: Revenue impacted by higher volatility in Rates and lower client volume in Securitized Products

(1)	Fixed Income and Equities figures from FY 2012/13 have been reclassified following a reorganization in April 2013.

Wholesale: Investment Banking

Net revenue

Investment Banking (Gross) (billions of yen)

32.2 33.3 33.4 44.1 47.2

Investment Banking (Net) 30.9 29.3 QoQ

Other 23.8 3.7 +23%

13.2 0.4

13.3 16.4 YoY

0.6 +120%

23.4 25.6

15.1 15.8 17.7

-1.8

FY2012/13 FY2013/14

1Q 2Q 3Q 4Q 1Q

Key points

Net revenue: Y29.3bn (+23% QoQ; +120% YoY)

– Strong revenues in line with quarter ended December 2012 as Investment Banking (Net) revenues grew on the back of robust Japan business

Gross revenue: Y47.2bn, up for fourth straight quarter as with Investment

Banking (Net) revenue

– Japan: +10% QoQ, representing highest revenues in nine quarters Won multiple ECM/DCM mandates across a wide range of sectors on back of strong demand for financing

– International: Continued to win and execute high-profile mandates across all regions despite decline in fee pools ECM, Solutions and Financial Sponsor related businesses mainly contributed to revenues

Japan-related league tables (Jan ~ Jun 2013)1

ECM DCM (corporate bonds) M&A (announced)

1	Nomura Nomura Nomura

(25.6%) (34.1%) (25.4%)

2	Daiwa Mizuho Morgan Stanley

(15.4%) (19.1%) (22.0%)

3	Goldman Sachs Daiwa Sumitomo Mitsui FG

(14.5%) (16.9%) (16.6%)

Noteworthy 1Q transactions Mitsubishi Heavy

Suntory Beverage & Sony Industries/ Hitachi

Food Softbank (integration of thermal power

Nomura Real Estate Toyota generation businesses)

Master Fund Kao Nippon Steel

Trading/Sumikin Bussan

Won multiple high-profile international mandates

ECM BPOST global IPO (€812m)

—Joint global coordinator and sole POWL coordinator China Galaxy Securities Global IPO (HKD8.5bn)

DCM Sinopec USD senior notes ($3.5bn) Parkson Retail USD senior notes ($500m)

Rabobank (Y101.5bn), Nordea Bank (Y91.2bn) samurai bonds

M&A / Leveraged Finance

BC Partners /Springer Science Business Media (€3.3bn) CVC Capital Partners / ista International (€2.3bn)

(1) Source: M&A, ECM Thomson Reuters; DCM (corporate bonds) Thomson DealWatch, excludes zaito agency bonds and public corporation bonds.

Non-interest expenses

Full year Quarter

(billions of yen) (billions of yen)

1,575.9

1,600 483.9 500

Other 1,450.9

Business development 1,200 349.6 366.3 376.1 400

expenses 318.1

Occupancy and related ?

depreciation 300

Information processing 800

and communications 200

Commissions and floor

brokerage 400

Compensation and 100

benefits

(Reference) Excluding 0 0

NREH

FY2012/13 FY2013/14

FY2011/12 FY2012/13 QoQ

1Q 2Q 3Q 4Q 1Q

Compensation and benefits 534.6 547.6 124.6 133.7 134.7 154.6 163.2 5.5%

Commissions and floor brokerage 93.5 91.4 22.0 21.9 22.9 24.6 29.0 18.1%

Information processing and 177.1 179.9 42.5 45.1 42.7 49.6 48.2 -2.7%

communications

Occupancy and related depreciation 100.9 91.5 24.1 22.1 22.2 23.1 19.8 -14.4%

Business development expenses 48.5 49.0 11.3 11.2 12.1 14.5 7.9 -45.6%

Other 496.2 616.5 125.1 132.2 141.6 217.6 50.0 -77.0%

Total 1,450.9 1,575.9 349.6 366.3 376.1 483.9 318.1 -34.3%

Key points

Non-interest expenses: Y318.1bn (-34% QoQ)

– NREH has been deconsolidated from 1Q resulting in significant firm-wide decline in expenses (particularly Other expenses that included cost of goods sold at NREH)

Excluding NREH, expenses increased 8% QoQ????

– Compensation and benefits are main factors behind rise in expenses due to higher bonus provisions on back of robust domestic business, yen depreciation, and full career retirement related expenses1 (Approx. Y9.0bn)

– Commissions and floor brokerage increased due to a rise in transactions

– One-off expenses related to cost reduction program declined to Y2.4bn from Y7.5bn in the previous quarter

Additional $1bn cost reductions

– 87% complete as of end of June 2013 vs. 78% at end of March

(1) All new deferred awards granted in May 2013 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

Robust financial position

Balance sheet related indicators and capital ratios

(As of June 2013)

Total assets Y42.0trn

Shareholders? equity Y2.4trn

Gross leverage 17.7x

Net leverage1 10.6x

Level three assets (net)2 Y0.5trn

Liquidity portfolio Y6.3trn

(billions of yen)

Mar Jun

Preliminary (Basel 3 basis) (Basel 3 basis)

Tier 1 2,093 2,153

Tier 2 359 356

Total capital 2,452 2,509

RWA3 17,547 18,081

Tier 1 ratio 11.9% 11.9%

Tier 1 common ratio4 11.9% 11.9%

Total capital ratio 13.9% 13.8%

Risk weighted assets and Tier 1 ratio

RWA (Basel 2.5) (lhs) RWA (Basel 3) (lhs)

(trillions of yen) Tier 1 ratio (Basel 2.5) (rhs) Tier 1 ratio (Basel 3) (rhs)

20.0 16.9% 20.0%

15.0% 15.1%

15.0 11.9% 11.9% 15.0%

10%

10.0 10.0%

5.0 5.0%

0.0 0.0%

FY2012/13 FY2013/14 Basel Fully loaded 3 2019

applied to

1Q 2Q 3Q 4Q 1Q balance sheet

at end June

Level 3 assets 2 and net level 3 assets/Tier 1 capital

(billions of yen) Level 3 assets

Net Level 3 Assets

1,500 Net Level 3 Assets / Tier 1 Capital 50%

32%

1,000 29% 25% 25% 23%

500

0 0%

FY2012/13 FY2013/14

1Q 2Q 3Q 4Q 1Q

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders? equity. (2) Preliminary.

(3)	Credit risk assets are calculated using the internal model method.
(4)	Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.

Funding and liquidity

Balance sheet structure

Highly liquid, healthy balance sheet structure

– 83% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)

– Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio2

Liquidity portfolio:

– Y6.3trn, or 15% of total assets

– Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet (As of Jun 2013)

Assets Liabilities and equity

Trading liabilities and related1 Trading assets and related1

Other liabilities Short-term borrowings Long-term Cash and cash deposits borrowings

Other assets Total equity

Unsecured funding2

Approx. 80% of unsecured funding is

long-term debt

Diversified sources of funding

Short-term

debt

22%

Long-term debt due

within 1yr, 7% International Loans

24% (incl. Bank

subordinated) lending

market

Long-term Euro

debt, 71% MTN/Yen,

Average Japan retail bonds, Retail

maturity 76% etc. market

over 5

years3 Euro

MTN/Other,

wholesale Wholesale

bonds, etc. market

Breakdown of Long-term Funding of

short-term/long- debt by long-term

term debt region debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.

(2) Definition differs from financial disclosures reflecting Liquidity Management?s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.

(3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Financial Supplement

Consolidated balance sheet

(billions of yen) Mar. 31, Jun. 30, Increase Mar. 31, Jun. 30, Increase

2013 2013 (Decrease) 2013 2013 (Decrease)

Assets Liabilities

Total cash and cash deposits 1,653 2,176 524 Short-term borrowings 738 973 235

Total payables and deposits 2,414 3,393 980

Total loans and receivables 2,630 2,202 -428 Total collateralized financing 15,409 16,908 1,499

Trading liabilities 8,491 9,671 1,180

Total collateralized agreements 14,115 16,730 2,615 Other liabilities 978 920 -58

Long-term borrowings 7,592 7,695 103

Total trading assets1 and private

equity investments 17,124 18,196 1,072 Total liabilities 35,623 39,560 3,936

Total other assets 2,420 2,650 230 Equity

Total NHI shareholders’ equity 2,294 2,369 75

Noncontrolling interest 25 26 1

Total assets 37,942 41,955 4,012 Total liabilities and equity 37,942 41,955 4,012

1. Including securities pledged as collateral.

Value at risk

Definition From April 1, 2013 to June 30, 2013 (billions of yen)

99% confidence level Maximum: 7.9

1-day time horizon for outstanding portfolio Minimum: 4.5

Inter-product price fluctuations considered Average: 6.1

(billions of yen)

Mar 31, Jun. 30, Sep. 30, Dec. 31, Mar. 31, Jun. 30,

2012 2012 2012 2012 2013 2013

Equity 1.4 1.2 1.0 2.4 1.3 2.6

Interest rate 6.5 5.7 6.6 6.4 5.0 5.4

Foreign exchange 2.5 1.7 1.9 2.1 1.9 1.9

Sub-total 10.4 8.6 9.5 11.0 8.1 9.9

Diversification benefit -3.2 -3.2 -2.3 -3.8 -3.0 -3.2

VaR 7.2 5.4 7.1 7.2 5.1 6.6

Consolidated financial highlights

Full year

(billions of yen)

120 8%

107.2

100

6%

Net income 80 4.9%

ROE (%) 60 4%

40

11.6 2%

20 0.6%

0 0%

FY2011/12 FY2012/13

Net revenue 1,535.9 1,813.6

Income before income taxes 85.0 237.7

Net income attributable to Nomura 11.6 107.2

Holdings, Inc. (“NHI”) shareholders

Total NHI shareholders’ equity 2,107.2 2,294.4

ROE (%)1 0.6% 4.9%

Diluted-Net income attributable to NHI 3.14 28.37

shareholders per share(yen)

Total NHI shareholders’ equity per share 575.20 618.27

(yen)

Quarter

(billions of yen)

100 11.3% 12%

82.4

80 10%

65.9

8%

60

4.9% 6%

40

4%

20.1

20 1.9 2.8 2%

0.4% 0.4% 1.5%

0 0%

FY2012/13 FY2013/14

1Q 2Q 3Q 4Q 1Q

369.3 401.7 389.1 653.6 431.3

19.7 35.4 13.0 169.7 113.2

1.9 2.8 20.1 82.4 65.9

2,099.7 2,096.6 2,167.9 2,294.4 2,369.0

0.4% 0.4% 1.5% 4.9% 11.3%

0.50 0.74 5.33 21.55 17.24

569.26 567.43 585.27 618.27 639.99

(1)	Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

Full year Quarter

(billions of yen) FY2012/13 FY2013/14

FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

Revenue

Commissions 347.1 359.1 77.4 72.3 83.7 125.7 157.6

Fees from investment banking 59.6 62.4 10.4 17.1 13.0 21.8 25.4

Asset management and portfolio service fees 144.3 141.0 33.8 33.4 35.0 38.8 42.4

Net gain on trading 272.6 368.0 84.4 88.9 88.2 106.5 128.4

Gain (loss) on private equity investments 25.1 8.1 -5.4 0.3 11.6 1.5 0.1

Interest and dividends 435.9 394.0 103.5 92.8 99.7 98.0 115.3

Gain (loss) on investments in equity securities 4.0 38.7 -7.1 13.0 8.9 23.9 7.9

Other 563.2 708.8 142.6 143.4 118.8 304.0 28.2

Total revenue 1,851.8 2,079.9 439.6 461.2 459.0 720.1 505.3

Interest expense 315.9 266.3 70.3 59.5 69.9 66.5 73.9

Net revenue 1,535.9 1,813.6 369.3 401.7 389.1 653.6 431.3

Non-interest expenses 1,450.9 1,575.9 349.6 366.3 376.1 483.9 318.1

Income before income taxes 85.0 237.7 19.7 35.4 13.0 169.7 113.2

Net income attributable to NHI shareholders 11.6 107.2 1.9 2.8 20.1 82.4 65.9

Main revenue items

Full year Quarter

(billions of yen) FY2011/12 FY2012/13 FY2012/13 FY2013/14

1Q 2Q 3Q 4Q 1Q

Stock brokerage commissions (retail) 36.0 51.8 7.4 7.0 10.7 26.6 42.5

Stock brokerage commissions (other) 132.7 112.9 28.4 25.3 27.2 32.0 37.7

Other brokerage commissions 9.4 11.7 2.3 2.6 3.0 3.8 5.3

Commissions Commissions for distribution of

investment trusts 136.6 150.1 31.6 28.9 35.2 54.4 63.9

Other 32.4 32.6 7.6 8.5 7.5 9.0 8.2

Total 347.1 359.1 77.4 72.3 83.7 125.7 157.6

Equity underwriting and distribution 14.3 21.1 1.6 9.7 3.4 6.4 10.3

Bond underwriting and distribution 14.6 7.8 1.1 1.1 1.5 4.2 3.8

Fees from

investment banking M&A / financial advisory fees 27.0 25.6 6.2 4.9 6.3 8.2 6.4

Other 3.7 7.7 1.5 1.4 1.8 3.0 4.9

Total 59.6 62.4 10.4 17.1 13.0 21.8 25.4

Asset management fees 108.2 105.3 24.9 24.8 26.3 29.3 32.1

Asset management Administration fees 18.4 18.6 4.6 4.4 4.5 5.1 5.6 and portfolio service

Custodial fees 17.7 17.1 4.3 4.3 4.2 4.4 4.6

fees

Total 144.3 141.0 33.8 33.4 35.0 38.8 42.4

Consolidated results: Income (loss) before income taxes by segment and region

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen) FY2011/12 FY2012/13 FY2012/13 FY2013/14

1Q 2Q 3Q 4Q 1Q

Retail 63.1 100.6 12.2 11.0 20.3 57.2 81.1

Asset Management 20.5 21.2 5.4 4.6 7.3 3.9 6.7

Wholesale1 -37.7 71.7 -8.6 0.2 44.4 35.7 25.2

Three business segment total 46.0 193.5 9.0 15.7 71.9 96.8 113.0

Other1 35.2 6.6 17.0 7.3 -67.9 50.1 -7.0

Segment total 81.2 200.0 26.0 23.1 4.1 146.9 106.1

Unrealized gain (loss) on investments in equity

securities held for operating purposes 3.8 37.7 -6.3 12.4 8.9 22.8 7.2

Income (loss) before income taxes 85.0 237.7 19.7 35.4 13.0 169.7 113.2

Income (loss) before income taxes by region2

(billions of yen)

FY2012/13 FY2013/14

FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

Americas -24.6 25.7 6.3 15.6 1.6 2.3 -8.5

EMEA -91.5 -93.1 -16.4 -40.3 0.0 -36.5 -4.4

AEJ -12.9 -12.1 -1.9 -5.0 2.6 -7.9 -0.8

Subtotal -129.1 -79.4 -12.1 -29.6 4.3 -42.0 -13.7

Japan 214.1 317.2 31.7 65.0 8.7 211.7 126.9

Income (loss) before income taxes 85.0 237.7 19.7 35.4 13.0 169.7 113.2

(1)	Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

(2) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended June 30, 2013.) Nomura?s revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

Segment “Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen) (billions of yen)

60 60

50.1

35.2

40 40

17.0 7.3

20 20

6.6

0 0

-7.0

-20 -20

-40 -40

-60 -60

-80 -67.9 -80

FY2012/13 FY2013/14

FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

Net gain (loss) related to economic 8.4 1.0 -1.2 1.0 0.4 0.8 7.4 hedging transactions

Realized gain(loss) on investments in equity 0.2 1.0 -0.7 0.6 -0.0 1.2 0.7 securities held for operating purposes

Equity in earnings of affiliates 10.6 14.4 1.3 3.3 4.5 5.2 5.3

Corporate items1 -32.1 17.7 6.6 -7.0 -14.8 32.9 -12.3

Others1 48.1 -27.5 11.1 9.5 -58.0 10.0 -8.0

Income (Loss) before income taxes 35.2 6.6 17.0 7.3 -67.9 50.1 -7.0

(1)	Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

Retail related data (1)

Full year Quarter

(billions of yen) FY2011/12 FY2012/13 FY2012/13 FY2013/14 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Commissions 201.5 225.9 44.1 41.7 55.7 84.4 110.3 30.8% 150.0%

Sales credit 59.0 80.9 15.1 16.8 20.3 28.6 29.7 3.7% 96.4%

Fees from investment banking and other 38.2 36.8 10.3 9.4 6.6 10.4 9.8 -5.8% -4.5%

Investment trust administration fees and other 47.4 49.7 11.9 12.0 12.1 13.7 14.4 5.0% 20.2%

Net interest revenue 4.2 4.6 1.2 0.9 0.9 1.7 2.2 29.9% 73.1%

Net revenue 350.3 397.9 82.7 80.8 95.7 138.7 166.3 19.9% 101.1%

Non-interest expenses 287.1 297.3 70.5 69.8 75.4 81.5 85.2 4.5% 20.9%

Income before income taxes 63.1 100.6 12.2 11.0 20.3 57.2 81.1 41.7% 6.7x

Domestic distribution volume of investment

trusts1 8,933.9 9,027.6 1,952.0 1,804.8 2,198.4 3,072.4 3,427.5 11.6% 75.6%

Bond investment trusts 2,869.4 2,719.2 733.9 549.2 612.1 824.0 753.7 -8.5% 2.7%

Stock investment trusts 5,217.8 5,457.0 1,055.7 1,047.7 1,386.2 1,967.5 2,386.2 21.3% 126.0%

Foreign investment trusts 846.6 851.4 162.4 207.9 200.1 281.0 287.6 2.4% 77.1%

Other

Accumulated value of annuity insurance 1,800.8 1,909.5 1,828.3 1,856.9 1,883.2 1,909.5 1,942.0 1.7% 6.2%

policies

Sales of JGBs for individual investors 281.2 189.1 62.3 36.9 47.1 42.8 42.5 -0.6% -31.7%

(transaction base)

Retail foreign currency bond sales 1,703.4 1,473.7 460.8 350.2 346.9 315.8 373.3 18.2% -19.0%

(1)	Nomura Securities.

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts

Full year Quarter

(billions of yen) (billions of yen)

180 70

150 60

50

Stock brokerage 120

commissions 40

90

Commissions for 30

distribution of investment 60

trusts 20

30 10

0 0

FY2012/13 FY2013/14

FY2011/12 FY2012/13 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Stock brokerage commissions 36.0 51.8 7.4 7.0 10.7 26.6 42.5 59.7% 5.7x

Commissions for distribution of

investment trusts1 139.9 161.5 32.4 30.2 43.2 55.7 65.3 17.2% 101.3%

(1)	Nomura Securities.

Retail related data (3)

Retail client assets

Includes CBs and warrants.

Includes annuity insurance

Other

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities

(trillions of yen)

100 80 60 40 20 0

73.6 68.2 67.3

83.8

87.7

FY2011/12 FY2012/13 FY2013/14

Mar. 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13 Jun. 13

Equities 37.2 34.4 33.4 38.0 46.7 50.5

Foreign currency bonds 6.2 6.2 6.3 6.7 6.6 6.2

Domestic bonds 1 12.7 12.9 12.7 12.6 12.4 12.4

Stock investment trusts 7.7 6.9 7.0 7.8 8.9 8.6

Bond investment trusts 4.4 4.2 4.2 4.4 4.9 5.3

Overseas mutual funds 1.4 1.3 1.4 1.5 1.7 1.7

Other 2 2.3 2.2 2.3 2.5 2.7 3.0

Total 72.0 68.2 67.3 73.6 83.8 87.7

Retail related data (4)

Retail client assets: Net asset inflow1

Full year

Quarter

(billions of yen)

(billions of yen)

900

700 500 300 100 -100

4,000 2,000 0

2,400

1,035

647

-10

360

38

188

FY2011/12

FY2012/13

1Q

2Q

FY2012/13

3Q

4Q

FY2013/14

1Q

(1) Net asset inflow = asset inflow – asset outflow. Retail client assets exclude portion from regional financial institutions.

Retail related data (5)

Number of accounts

(Thousands) FY2011/12 FY2012/13 FY2013/14

Mar. 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13 Jun. 13

Accounts with balance 4,985 4,997 5,003 5,006 5,025 5,069

Equity holding accounts 2,706 2,714 2,731 2,710 2,717 2,727

Nomura Home Trade /

Net & Call accounts 3,773 3,796 3,823 3,846 3,747 3,822

New Individual accounts / IT share1

Full year Quarter

(Thousands) FY2012/13 FY2013/14

FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

New individual accounts 235 268 52 72 63 82 100

IT share1

No. of orders 57% 55% 55% 54% 53% 57% 59%

Transaction value 30% 31% 29% 27% 29% 34% 36%

(1) IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

Asset Management related data (1)

FY2012/13 FY2013/14

(billions of yen) FY2011/12 FY2012/13 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Net revenue 65.8 68.9 16.4 15.4 18.8 18.3 20.2 10.3% 22.9%

Non-interest expenses 45.3 47.8 11.0 10.9 11.5 14.4 13.5 -6.2% 22.0%

Income before income taxes 20.5 21.2 5.4 4.6 7.3 3.9 6.7 70.6% 24.6%

Total assets under management

(trillions of yen)

40.0 36.1 36.8

31.9 32.7

30.1 29.6

30.0 27.9 29.1

1	24.6 25.1

AuM (gross) 23.3 22.7

20.0

AuM (net)2

10.0

0.0

FY11/12 FY2012/13 FY13/14

Mar 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13 Jun. 13

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

(2)	Net after deducting duplications from assets under management (gross).

Asset Management related data (2)

Assets under management (gross) by business¹

(trillions of yen) FY11/12 FY12/13 FY13/14

Mar. 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13 Jun. 13

Investment trust 23.0 21.5 21.7 24.0 26.5 26.4

business

Investment advisory business 8.9 8.6 7.8 8.7 9.6 10.4

Assets under management

(gross)1 31.9 30.1 29.6 32.7 36.1 36.8

Assets under management by company

(trillions of yen)

FY11/12 FY2012/13 FY13/14

Mar. 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13 Jun. 13

Nomura Asset Management 27.0 25.5 24.9 27.6 30.7 32.3

Nomura Funds Research and

Technologies 2 2.8 2.6 2.5 2.8 2.9 2.6

Nomura Corporate Research and 1.5 1.5 1.6 1.7 1.8 1.7

Asset Management

Nomura Private Equity Capital 0.6 0.6 0.5 0.6 0.7 0.2

Assets under management

(gross)1 31.9 30.1 29.6 32.7 36.1 36.8

Group company overlap 7.3 6.8 6.9 7.6 8.2 7.6

Assets under management (net)3 24.6 23.3 22.7 25.1 27.9 29.1

Asset inflows/outflows by business4

Full year Quarter

FY12/13 FY13/14

(billions of yen) FY11/12 FY12/13

1Q 2Q 3Q 4Q 1Q

Investment trusts 295 1,099 128 87 354 530 544

business

ETFs 347 424 241 70 48 66 138

Investment advisory 513 -529 218 -790 58 -15 349

business

Net asset inflow 808 570 346 -703 412 515 893

Domestic public investment trust market and

Nomura Asset Management market share5

(trillions of yen)

FY11/12 FY12/13 FY13/14

Mar. 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13 Jun. 13

Domestic public stock investment trusts

Market 51.2 47.9 48.3 52.9 60.0 60.5

Nomura’s share (%) 17% 17% 17% 18% 18% 18%

Domestic public bond investment trusts

Market 11.0 10.5 10.4 11.1 12.6 13.6

Nomura’s share (%) 44% 44% 44% 43% 43% 42%

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

(2) Assets under management have been reclassified to conform to the current presentation following the conversion of Nomura Funds Research and Technologies America, Inc. into a subsidiary of Nomura Funds Research and Technologies Co., Ltd. in January 2013.

(3) Net after deducting duplications from assets under management (gross). (4) Based on assets under management (net). (5) Source: Investment Trusts Association, Japan

Wholesale related data (1)

Wholesale

(billions of yen) FY2012/13 FY2013/14

FY2011/12 FY2012/13 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Net revenue 555.0 644.9 121.9 137.1 189.0 196.9 194.6 -1.2% 59.7%

Non-interest expenses 592.7 573.2 130.4 136.9 144.6 161.3 169.4 5.0% 29.9%

Income (Loss) before income taxes -37.7 71.7 -8.6 0.2 44.4 35.7 25.2 -29.2% —

Breakdown of Wholesale revenues

(billions of yen) FY2011/12 FY2012/13 FY2012/13 FY2013/14 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Fixed Income2 274.5 387.7 70.3 88.0 116.2 113.2 97.6 -13.8% 38.8%

Equities2 181.2 172.8 38.3 32.7 41.9 59.9 67.8 13.1% 77.0%

Global Markets 455.8 560.4 108.6 120.7 158.0 173.1 165.3 -4.5% 52.2%

Investment Banking(Net) 75.4 72.0 15.1 15.8 17.7 23.4 25.6 9.4% 69.1%

Other 23.9 12.4 -1.8 0.6 13.2 0.4 3.7 8.6x —

Investment Banking 99.3 84.4 13.3 16.4 30.9 23.8 29.3 23.0% 120.4%

Net revenue 555.0 644.9 121.9 137.1 189.0 196.9 194.6 -1.2% 59.7%

Non-interest expenses 592.7 573.2 130.4 136.9 144.6 161.3 169.4 5.0% 29.9%

Income (Loss) before income taxes -37.7 71.7 -8.6 0.2 44.4 35.7 25.2 -29.2% —

Investment Banking(Gross) 141.7 143.0 32.2 33.3 33.4 44.1 47.2 7.0% 46.7%

(1)	Due to a reorganization in April 2012, reported amounts for Wholesale and Segment „Other? have been reclassified.

(2) Fixed Income and Equities figures from FY 2012/13 have been reclassified following a reorganization in April 2013.

Wholesale related data (2)

Private equity related investments

(billions of yen)

400

300

Terra Firma

221.3

Asia 206.0 206.4

200

Europe (excluding Terra Firma)

103.1 104.6 107.0

Japan 100

0

FY2011/12 FY2012/13 FY2013/14

Mar. 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13 Jun. 13

Japan 65.5 59.6 58.9 53.2 52.7 52.5

Europe (excluding Terra Firma) 26.8 24.1 23.9 21.1 21.8 22.9

Asia 1.9 1.6 1.7 1.8 2.0 1.9

Sub Total 94.1 85.3 84.6 76.2 76.5 77.4

Terra Firma 127.2 120.7 121.8 26.9 28.1 29.6

Total 221.3 206.0 206.4 103.1 104.6 107.0

Number of employees

Mar. 31,2012 Jun. 30,2012 Sep. 30,2012 Dec. 31,2012 Mar. 31,2013 Jun. 30,2013

Japan (excluding FA)1 19,598 20,197 20,039 19,877 14,123 14,654

Japan (FA) 2,011 2,014 1,981 1,951 1,907 1,911

Europe 4,014 3,975 3,940 3,747 3,618 3,485

Americas 2,420 2,423 2,425 2,316 2,271 2,240

Asia-Pacific2 6,352 6,454 6,430 6,207 6,037 5,961

Total 34,395 35,063 34,815 34,098 27,956 28,251

(1)	Excludes employees of private equity investee companies
(2)	Includes Powai office in India.

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”).

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura?s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura?s website (http://www.nomura.com) and on the SEC„s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

The consolidated financial information in this document is unaudited.

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R&I Fund Award is based on past data, and does not guarantee future performances of funds. The Award is presented only to provide information that can be used as a reference, and it does not intend to encourage investors to buy, sell or hold the relevant fund. Furthermore, it has no relation with the qualitative information Rating and Investment Information, Inc. (R&I) provides to its clients. The Award is calculated by R&I based on information believed to be reliable; however, its accuracy and completeness are not necessarily guaranteed. The Award is not the Credit Rating Business, but one of the Other Lines of Business (businesses excluding Credit Rating Business and also excluding the Ancillary Businesses) as set forth in Article 299, paragraph (1), item (xxviii) of the Cabinet Office Ordinance on Financial Instruments Business, etc. With respect to such business, relevant laws and regulations require measures to be implemented so that activities pertaining to such business would not unreasonably affect the Credit Rating Activities. The copyright and other related rights of this Award are the sole property of R&I. Use of the information contained herein (including reproducing, amending, sending, distributing or mutilating the information) is prohibited without R&I„s permission.

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